February 12, 2016

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Rofin-Sinar Technologies Inc.
PREC14A filed January 12, 2016
Filed by SilverArrow Capital Advisors LLP et al.

Dear Ladies and Gentlemen,

On behalf of our clients SilverArrow Capital Advisors LLP, SilverArrow Capital Holding Ltd., SAC Jupiter Holding Ltd., Pluto Fund Limited, Thomas Limberger, Robert Schimanko, Abdullah Saleh A. Kamel, Osama H. Al Sayed, Gebhard Rainer and Jordan Kovler (collectively, the “Filing Persons”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the preliminary proxy statement, dated January 12, 2016, which was filed with the Securities and Exchange Commission (the “Commission”) on Schedule 14A (the “Preliminary Proxy Statement”).  This Amendment No. 1 is being filed in response to the comments contained in the letter dated January 29, 2016 from Ms. Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions (the “Comment Letter”).

Set forth below are the Filing Persons’ responses to the comments from the Staff (the “Staff”) of the Commission.  For convenience, the Staff’s comments are repeated below in bold and italics, followed by the Filing Persons’ response to the comments as well as a summary of the responsive actions taken.

Preliminary Proxy Statement dated January 12, 2016

General

1.
Explain in your proxy statement your intentions with respect to the proposals propounded in the Company’s proxy materials. It appears that shareholders who vote on your green card will be disenfranchised with respect to Company Proposals 2, 3 and 5. This should be prominently disclosed in your materials.

Response:	The Filing Persons respectfully advise the Staff that the Filing Persons have revised the Preliminary Proxy Statement to include the proposals propounded in the Company’s proxy materials.

U.S. Securities and Exchange Commission Division of Corporation Finance	Page 2	February 12, 2016

2.
Refer to my prior letter dated October 15, 2015. Please provide support for all the factual assertions and figures that appear in these (and future) soliciting materials. Such support may take the form of references to the applicable periodic report or other document from which such data is taken. It may be provided supplementally, or in the revised soliciting materials. The following are a few non-exclusive examples of factual assertions that must be supported:

•	Rofin has focused most of its efforts on the European market, while the Asian market currently represents 47% of the total laser market (page 4);

•
While the Company has concentrated its efforts on Co2 and solid-state lasers (with respective CAGRs of 14.1% and 10.5% from 2010-2014), the fiber laser market has grown with a CAGR of over 30% over the same period (page 4);

•
We have previously observed that the Company’s gross margins had decreased from 38.7% to 35.1% from 2010 through 2014, while its peer group currently reports average gross margins of approximately 44% in 2015 (page 4); and

•
Based on publicly available data concerning the commercial real estate market in Starnberg, the average price per square meter for comparable commercial real estate in Starnberg was Euro 14.40 for properties of similar quality to the Company’s facility (page 5).

Response:	In response to the Staff’s comment, the Filing Persons have supplementally provided support for the factual assertions made in the Preliminary Proxy Statement to the Staff under separate cover. The Filing Persons confirm that they will provide support for factual assertions in future filings.

The Filing Persons have removed certain CAGR statistics identified in the Staff’s second bullet point to conform with the identical information presented in the Filing Persons’ press release dated January 12, 2016, which was filed with the Commission on Schedule 14A. The Filing Persons have removed the cost of commercial real estate identified in Staff's fourth bullet point due to subsequent revisions of the relevant paragraph.

3.
Refer to my comment letter dated October 15, 2015. All opinions or statements of belief in the proxy statement must be expressed as such, rather than as statements of fact. Please revise throughout, with the following as just a few examples of statements that should be characterized as opinions:

•	Rofin has lost relative market share, is burdened with numerous corporate inefficiencies, has missed out on growth opportunities and has not properly deployed capital (page 1);

U.S. Securities and Exchange Commission Division of Corporation Finance	Page 3	February 12, 2016

•
The Board of Directors of the Company … has engaged in related party transactions and is comprised of individuals with long-standing personal and professional relationships that lead them to operate in their own interests (and not those of the stockholders as a whole) (page 1);

•	The Board has demonstrated a poor track record in overseeing the Company’s performance during its tenure (page 3); and

•	It is now apparent that the Board has no intention of working with us for the benefit of all stockholders (page 5).

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to reflect the Staff’s comment.

Deterioration of Relative sales and Market Share, page 4

4.	Identify the analysts who do not expect improvement in Rofin’s performance and whom you allege expect that “Rofin will continue to lag behind its peers on growth in the coming years.”

Response:	The Filing Persons respectfully advise the Staff that analysts referred to in the Preliminary Proxy Statement include the following:

•	Longbow Research

•	Warburg Research

•	Stifel Nicolaus

•	The Benchmark Company

The Filing Persons have supplementally provided the most recent research report from Longbow Research to the Staff under separate cover.

5.	Specifically identify the “peer groups” you reference in several places throughout the proxy statement, including on page 4.

Response:	The Filing Persons respectfully advise the Staff that they have identified the following companies as comparable peers to the Company:

•	Coherent Inc.

•	IPG Photonics Corp.

U.S. Securities and Exchange Commission Division of Corporation Finance	Page 4	February 12, 2016

•	GSI Group Ltd.

•	Newport Corp.

•	II-VI Inc.

Lack of the Fresh Perspective, page 6

6.
Revise to explain and support your assertion that the addition of Ms. Bunis to the Board in December 2015 “was a direct result of our advocacy efforts.” This is not clear from the Background section detailing your contacts with the Company on the next page.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to qualify the statement as a belief of the Filing Persons.

Poor Governance Infrastructure, page 6

7.	Supplementally provide copies of the Glass Lewis and ISS reports you cite in this section.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have supplementally provided the Glass Lewis and ISS reports to the Staff under separate cover.

Background of this Solicitation, page 6

8.	Each time you note that you discussed your concerns with representatives of Rofin, briefly summarize the substance and context of your discussions to generally summarize what was discussed.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to summarize the substance and context of our discussions with Rofin.

Proposal No. 2 Declassification of the Board of Directors, page 11

U.S. Securities and Exchange Commission Division of Corporation Finance	Page 5	February 12, 2016

9.
This proposal appears to be precatory in nature. That is, even if you receive the requisite votes to approve it, it would be non-binding on the Board of Directors. Revise to make this clear in the paragraphs describing the proposal. Make the same revisions with respect to Proposals 3-6, which also appear to be precatory in nature. Your revised discussion should note that even if approved, the Board will be under no obligation to effect these changes.

and

10.	If this is in fact a non-binding proposal, supplementally explain the basis for your assertion that it is subject to an 80% shareholder approval requirement.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to clarify that the proposals are non-binding and advisory in nature.

11.
For Proposals 2-6, explain the possible effects if each proposal is adopted and implemented. For example, with respect to the declassification of the Board, it would presumably be easier for a third party to take control of the Board in a single election. These and other possible effects should be explained and discussed as to each proposal.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to explain the possible effects of the proposals.

Proposal No. 3 Allow Stockholders Owning 15% of Outstanding Shares to Call a Special Meeting, page 12

12.
Explain the basis for your disclosure that the Board has the ability to immediately amend this By-Law (relating to the ability of stockholders to call a special meeting) without a shareholder vote. Cite to the relevant provisions of Delaware law and the Company’s governing instruments supporting your view. We may have further comments.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to clarify that, instead of immediately being able to amend the By-law, the Board has the authority to initiate the process of amending the Company’s Certificate of Incorporation and By-laws.

Specifically, Section 8.1(c)(6) of the Company’s Certificate of Incorporation provides that a special meeting of the stockholders may be called by only a majority of the members of the Board or the Chairman of the Board.  Section 242(b)(1) of the Delaware General Corporation Law (the “DGCL”) requires that, in order to amend a certificate of incorporation, a company’s board must first adopt a resolution that sets forth the amendment and declares its advisability before the stockholders vote on the amendment.

U.S. Securities and Exchange Commission Division of Corporation Finance	Page 6	February 12, 2016

The Company’s By-laws also provide that a special meeting of the stockholders may be called by only a majority of the members of the Board or the Chairman of the Board.  Although Article XII of the By-laws permits amendment of the By-laws by a majority vote of the whole Board, Section 109(b) of the DGCL provides that a bylaw cannot conflict with a provision of a corporation’s certificate of incorporation. As result, the Board may initiate the process of amending this By-law by first adopting a resolution that sets forth the amendment of the Certificate of Incorporation and declares its advisability.

Proposal No. 5 Allow Stockholders to Act by Written Consent, page 14

13.
It is our understanding that directors on a classified board such as is currently the case for Rofin cannot be removed by written consent. Please clarify your disclosure in the second paragraph in this section, or if you disagree, explain the basis for your view under Delaware law and the Company’s governing instruments.

Response:	The Filing Persons respectfully advise the Staff that, to their knowledge, the only statutory restriction on the use of written consents to remove directors who are members of a classified board is that such removal must be effected for cause. The Filing Persons has revised the Preliminary Proxy Statement to clarify that if this proposal passes and is fully implemented by the Board, the stockholders may use action by written consent to replace a director for cause.

Section 141(k)(1) of the DGCL permits stockholders to remove with cause any directors on a classified board.  The Delaware Court of Chancery has further indicated that stockholders can effect removal for cause by written consent, if the stockholders follow the proper procedures. See Bossier v. Connell, C.A. No. 8624, 1986 WL 12785 (Del. Ch. Nov. 12, 1986).

Finally, Section 8.1(c)(5) of the Company’s Certificate of Incorporation permits any action to be taken by written consent in lieu of a meeting of stockholders with the consent of holders of 100% of the outstanding shares of the Company.  Pursuant to Section 8.1(c)(4) of the Company’s Certificate of Incorporation, any or all of the directors of the Company may be removed from office at any time only for cause by the affirmative vote of the holders of at least 80% of the outstanding shares of the Company.

U.S. Securities and Exchange Commission Division of Corporation Finance	Page 7	February 12, 2016

Certain Information Concerning the Participants in this Solicitation, page 20

14.	Provide the disclosure required by Item 5(b)(1)(i)-(ii) with respect to each participant in this solicitation.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement with the information requested by the Staff.

Contracts and Arrangements, page 21

15.	Explain the reference to “Heartland” in the second paragraph of this section.

Response:	The Filing Persons respectfully advise the Staff that the reference to “Heartland” was a typographical error. For unrelated reasons, the Filing Persons have deleted the paragraph in the Preliminary Proxy Statement containing the typographical error.

Important, page 27

16.	You state that brokers cannot vote shares “for the election of directors” without specific instructions from shareholders. Clarify whether or not they may do so with respect to your other proposals.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to delete “for the election of directors” from the disclosure.

Form of Proxy

17.
The form of proxy because it contains columns marked “For all” and “Withhold authority to vote for all nominees” but that list each nominee separately with a corresponding box next to each name. Please revise. Refer to Rule 14a-4(b)(2).

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement to reflect the Staff’s comment.

In connection with the above comments and our responses, each Filing Person acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

U.S. Securities and Exchange Commission Division of Corporation Finance	Page 8	February 12, 2016

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 841-1111, (646) 441-9111 (fax) or eblanchard@cov.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Eric W. Blanchard

Eric W. Blanchard

cc:	Via E-Mail

Mr. Thomas Limberger

SilverArrow Capital Advisors LLP

Mr. Kenneth Freeling

Mr. Keir Gumbs

Covington & Burling LLP